Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD ESTABLISHES C$1 BILLION FUND TO PROVIDE
DEBTOR-IN-POSSESSION FINANCING
WITH THE BACKING OF EDC, CIBC AND SUN LIFE

Toronto, Ontario, August 19, 2009 – Brookfield Asset Management (“Brookfield”) (TSX:BAM.A)(NYSE:BAM)(EURONEXT:BAMA) and Export Development Canada (“EDC”) today announced that Brookfield has established  a C$1 billion fund (the “Fund”) with the backing of EDC to provide debtor-in-possession (“DIP”) loans and other specialty finance solutions to Canadian companies undergoing a restructuring or reorganization.

Brookfield has committed to provide 10 per cent of the Fund’s capital and will manage the Fund, identifying and evaluating investment opportunities.  EDC played a lead role in structuring the Fund, and is the largest investor with an initial participation of C$450 million that could grow to C$1 billion.

“Brookfield’s history of specialty bridge lending and expertise in corporate restructuring positions us well to provide tailored solutions to support companies through the restructuring process. We believe that providing financing for companies undertaking a restructuring will help viable enterprises emerge from the current recession in a strong competitive position,” said Joe Freedman, the Senior Managing Partner responsible for the Fund at Brookfield.

DIP financing provides companies seeking protection from creditors with capital to continue to operate their business while they complete a plan of reorganization. The Fund will target mid-market and larger scale opportunities where at least C$20 million of financing is required.

“This Fund will help Canadian companies gain access to credit during restructuring, when it’s most needed,” said Eric Siegel, President and CEO of EDC. “This new partnership with Brookfield enables us to further assist even more Canadian companies during the current downturn.”

Fund investors also include Canadian Imperial Bank of Commerce (“CIBC”) and Sun Life Financial Inc.

“CIBC is pleased to be a part of this initiative which will help support Canadian companies in these uncertain economic times,” said Laura Dottori-Attanasio, Global Head of Corporate Credit Products at CIBC.

About Export Development Canada
EDC is Canada’s export credit agency, offering innovative commercial solutions to help Canadian exporters and investors expand their international business. EDC’s knowledge and partnerships are used by more than 8,300 Canadian companies and their global customers in up to 200 markets worldwide each year. EDC is financially self-sustaining, a recognized leader in financial reporting and economic analysis, and has been recognized as one of Canada’s Top 100 Employers for eight consecutive years.

About Brookfield Asset Management
Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$80 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit the Company’s website at www.brookfield.com.

Forward-looking Statements
Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “will”, “provide”, “committed”, “believe”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this news release include statements in regards to the success of the Fund and other statements with respect to Brookfield’s beliefs, outlook, plans, expectations and intentions for the Fund.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets; the market, including competition, for the provision of DIP financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please visit our web site at www.brookfield.com or contact:

Brookfield Asset Management Media Denis Couture SVP, Corporate and International Affairs Tel.: (416) 956-5189 Fax.: (416) 363-2856 dcouture@brookfield.com	Investor Relations Katherine Vyse SVP, Investor Relations and Communications Tel.: (416) 369-8246 Fax.: (416) 363-2856 kvyse@brookfield.com	Export Development Canada Phil Taylor Tel.: (613) 598-2904 ptaylor@edc.ca www.edc.ca

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